November 1, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2011
Filed on April 16, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed on August 14, 2012
File No. 000-10822

Dear Mr. Spirgel:

Intelligent Communication Enterprise Corporation (the “Company”) is in receipt of your comment letter dated August 28, 2012.  Set forth below is your comment, followed by the Company’s response:

Form 10-Q for the quarter ended June 30, 2012

Note 2	Business Combinations, page 14 Acquisition of GIM

1.
In a Form 8-K dated November 28, 2011 you disclosed that you have entered into an agreement to acquire Global Integrated Media Ltd. (“GIM”.)  We note that you completed the acquisition of GIM in March 2012; however you have not filed a Form 8-K to report the acquisition.  Based on the significance of this acquisition, it appears that you should file a Form 8-K to report the consummation of the acquisition of Global Integrated Media Ltd. (“GIM”) that occurred in March 2012 including GIM audited financial statements for the two most recent fiscal years and the latest required unaudited interim period that preceded the acquisition.  Also in the Form 8-K you should include pro forma financial information reflecting the impact of the acquisition.  Refer to Rule 8-04 and Rule 8-05 of Regulation S-X.

75 High Street, Singapore  179435
Telephone +65 6595-6637

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 1, 2012

Response:	On October 26, 2012, the Company filed an amendment to the Current Report on Form 8-K filed December 12, 2011, including the required financial statements and pro forma financial information.

____________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Victor Jeffery
Victor Jeffery
CEO